                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                       OR

[_]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
                UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
                             BUFFALO, NEW YORK PLANT

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                        1333 West Loop South, Suite 1700
                              Houston, Texas 77027

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant December 31, 2003 and 2002 and year ended December 31, 2003

                Individual Account Retirement Plan for Bargaining
               Unit Employees at the Cooper Cameron Corporation,
                            Buffalo, New York Plant

                 Financial Statements and Supplemental Schedule

           December 31, 2003 and 2002 and year ended December 31, 2003

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.................................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................................................   2
Statement of Changes in Net Assets Available for Benefits...............................................   3
Notes to Financial Statements...........................................................................   4

Supplemental Schedule

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions................................  13

Signature...............................................................................................  14

Consent of Independent Registered Public Accounting Firm................................................  15

             Report of Independent Registered Public Accounting Firm

Plans Administration Committee
Individual Account Retirement Plan for
  Bargaining Unit Employees at the Cooper
  Cameron Corporation, Buffalo, New York
  Plant

We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant, as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Houston, Texas
June 7, 2004

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation,
                             Buffalo, New York Plant

                 Statements of Net Assets Available for Benefits

                                                                                 DECEMBER 31
                                                                             2003             2002
                                                                       --------------------------------
ASSETS
Employer contributions receivable                                      $        37,105  $        30,843
Plan interest in Cooper Cameron Corporation Master Trust for Defined
   Contribution Plans                                                       11,264,269        8,876,906
                                                                       --------------------------------
Net assets available for benefits                                      $    11,301,374  $     8,907,749
                                                                       ================================

See accompanying notes.

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation,
                             Buffalo, New York Plant

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003

Additions:
   Employer contributions                                                              $       410,864
   Employee contributions                                                                      517,290
   Rollovers                                                                                       127
   Net investment gain from Cooper Cameron Corporation Master Trust for Defined
      Contribution Plans, net of expenses                                                    1,728,032
                                                                                       ---------------
Total additions                                                                              2,656,313

Deductions:
   Benefits paid to participants                                                               262,688
                                                                                       ---------------
Total deductions                                                                               262,688
                                                                                       ---------------

Net increase                                                                                 2,393,625

Net assets available for benefits at:
   Beginning of year                                                                         8,907,749
                                                                                       ---------------
   End of year                                                                         $    11,301,374
                                                                                       ===============

See accompanying notes.

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation,
                             Buffalo, New York Plant

                          Notes to Financial Statements

                                December 31, 2003

1. DESCRIPTION OF THE PLAN

The Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant (the "Plan"), is a profit sharing plan which provides payments to eligible employees of Cooper Cameron Corporation and certain subsidiaries (the "Company") at termination, retirement, death, or disability. All union employees of the Company belonging to Local Lodge No. 330, District 76 of the International Association of Machinists and Aerospace Workers, are eligible for participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company contributes to each participant's account monthly based on hours actively worked and specific contribution rates as defined in the plan document. This contribution is also paid on each hour of overtime, vacation, or holiday, but excludes sick time for which the employee may be paid. Company contributions are made to the investment fund options that the employee elects. Vesting in employer contributions is on a graduated scale with 100% at five years.

Amounts which are forfeited due to a participant's termination of employment prior to vesting in employer contributions made on the participant's behalf are used to reduce the required Company contribution in subsequent periods. Upon termination of the Plan, all remaining forfeitures are to be allocated to the participant accounts.

The Plan allows for employee contributions based on hours actively worked and elected contribution rates. Electing to contribute is completely voluntary, and these contributions are immediately 100% vested. Participants may elect to have their contributions allocated in 1% increments to one or more of the investment fund options offered by the Plan. Allocations among the investment accounts may be changed at the participant's discretion on a daily basis.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation,
                             Buffalo, New York Plant

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

More detailed information about the Plan, including the funding, vesting, and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company's corporate office.

2. SIGNIFICANT ACCOUNTING PRINCIPLES

ACCOUNTING PRINCIPLES

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

INVESTMENTS

The Plan's investments are held in the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the "Master Trust"). Nationwide Trust Company is the trustee. The Plan participates in only certain investment accounts of the Master Trust. The following is a summary of those investment accounts and the Plan's beneficial interest in those investment accounts as of December 31, 2003 and 2002.

                                                                          BENEFICIAL INTEREST
                                                                             DECEMBER 31
                                                                        2003             2002
                                                                       -----------------------
Cooper Cameron Stock Fund                                                0.81%            0.59%
Fidelity Growth Company Fund                                           100.00           100.00
PRIMCO Stable Value Fund                                                 3.79             2.80

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation,
                             Buffalo, New York Plant

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

                                                                          BENEFICIAL INTEREST
                                                                             DECEMBER 31
                                                                        2003              2002
                                                                        ----------------------
State Street Bank S&P 500 Fund                                           2.01%               -%
Barclays Global Investors Equity Index Fund                              -                1.63
PIMCO Total Return A Fund                                                -                4.59
PIMCO Total Return Administrative Shares Fund                            4.76             4.59
Washington Mutual Investors Fund                                         4.49             4.40
MFS Massachusetts Investors Growth A Fund                                3.10             3.28
Franklin Balance Sheet Investment A Fund                                 4.26             4.87
Lord Abbett Developing Growth A Fund                                     3.67             3.88
EuroPacific Growth Fund                                                  4.16             4.20

The Master Trust's security transactions are accounted for on the date the securities are purchased or sold. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

The Master Trust's investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Money market funds are stated at cost, which approximates fair value.

Investment contracts within the PRIMCO Stable Value Fund, with varying contract rates and maturity dates, are fully benefit responsive and are therefore stated at contract value. Contract value represents cost plus accrued income. Although it is management's intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. The INVESCO Group Trust for Employee Benefit Plans is a 103-12 investment entity, in which the assets of multiple qualified plans are invested by the sponsor, INVESCO, and is comprised of bank-issued synthetic contracts.

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation,
                             Buffalo, New York Plant

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

RISKS AND UNCERTAINTIES

The Master Trust provides for various investments which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, benefit payments, and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

               Individual Account Retirement Plan for Bargaining
               Unit Employees at the Cooper Cameron Corporation,
                             Buffalo, New York Plant

                    Notes to Financial Statements (continued)

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

                                                                                                                   MFS
                                                                 COOPER         WASHINGTON                     MASSACHUSETTS
                                                                 CAMERON          MUTUAL          PRIMCO         INVESTORS
                                                                  STOCK         INVESTORS      STABLE VALUE       GROWTH A
DECEMBER 31, 2003                                                 FUND             FUND            FUND            FUND
                                                              --------------------------------------------------------------
Assets:
   Cash                                                       $   2,194,772    $           -   $           -   $           -
   Net unsettled sales of investments                             1,260,329                -               -               -
   Investments at fair value as determined by quoted market
      prices:
         Money market funds                                         124,167                -               -               -
         Cash Management Trust of America                                 -                -       1,703,313               -
         Cooper Cameron Corporation Common Stock                 79,793,413                -               -               -
         Washington Mutual Investors Fund                                 -       34,342,045               -               -
         MFS Massachusetts Investors Growth A Fund                        -                -               -      27,095,921
         Fidelity Growth Company Fund                                     -                -               -               -
         State Street Bank S&P 500                                        -                -               -               -
         PIMCO Total Return Administrative Shares Fund                    -                -               -               -
         Franklin Balance Sheet Investment A Fund                         -                -               -               -
         Lord Abbett Developing Growth A Fund                             -                -               -               -
         EuroPacific Growth Fund                                          -                -               -               -
   Investments at estimated fair value or contract value:
      Investment contracts                                                -                -       3,962,702               -
      INVESCO Group Trust for Employee Benefit Plans                      -                -      51,091,470               -
      Real estate                                                         -                -               -               -
                                                              --------------------------------------------------------------
   Total investments                                             79,917,580       34,342,045      56,757,485      27,095,921
                                                              --------------------------------------------------------------
Total assets                                                     83,372,681       34,342,045      56,757,485      27,095,921

Liabilities:
   Other payables                                                   151,260                -               -               -
   Net unsettled purchases of investments                           219,387                -               -               -
                                                              --------------------------------------------------------------
Net assets available to participating plans                   $  83,002,034    $  34,342,045   $  56,757,485   $  27,095,921
                                                              ==============================================================


                                                                                                 FIDELITY      PIMCO TOTAL
                                                                               STATE STREET       GROWTH          RETURN
                                                               REAL ESTATE     BANK S&P 500      COMPANY      ADMINISTRATIVE
DECEMBER 31, 2003                                                 FUND             FUND            FUND        SHARES FUND
                                                              --------------------------------------------------------------
Assets:
   Cash                                                       $           -   $           -   $           -   $           -
   Net unsettled sales of investments                                     -               -               -               -
   Investments at fair value as determined by quoted market
      prices:
         Money market funds                                         555,791               -               -               -
         Cash Management Trust of America                                 -               -               -               -
         Cooper Cameron Corporation Common Stock                          -               -               -               -
         Washington Mutual Investors Fund                                 -               -               -               -
         MFS Massachusetts Investors Growth A Fund                        -               -               -               -
         Fidelity Growth Company Fund                                     -               -       1,859,891               -
         State Street Bank S&P 500                                        -      23,431,470               -               -
         PIMCO Total Return Administrative Shares Fund                    -               -               -      37,329,286
         Franklin Balance Sheet Investment A Fund                         -               -               -               -
         Lord Abbett Developing Growth A Fund                             -               -               -               -
         EuroPacific Growth Fund                                          -               -               -               -
   Investments at estimated fair value or contract value:
      Investment contracts                                                -               -               -               -
      INVESCO Group Trust for Employee Benefit Plans                      -               -               -               -
      Real estate                                                   238,788               -               -               -
                                                              -------------------------------------------------------------
   Total investments                                                794,579      23,431,470       1,859,891      37,329,286
                                                              -------------------------------------------------------------
Total assets                                                        794,579      23,431,470       1,859,891      37,329,286

Liabilities:
   Other payables                                                         -               -               -               -
   Net unsettled purchases of investments                                 -               -               -               -
                                                              -------------------------------------------------------------
Net assets available to participating plans                   $     794,579   $  23,431,470   $   1,859,891   $  37,329,286
                                                              =============================================================

                                                                FRANKLIN       LORD ABBETT
                                                              BALANCE SHEET     DEVELOPING
                                                               INVESTMENT A      GROWTH A      EUROPACIFIC
DECEMBER 31, 2003                                                  FUND            FUND        GROWTH FUND       TOTAL
                                                              -------------------------------------------------------------
Assets:
   Cash                                                       $           -   $           -   $           -   $   2,194,772
   Net unsettled sales of investments                                     -               -               -       1,260,329
   Investments at fair value as determined by quoted market
      prices:
         Money market funds                                               -               -               -         679,958
         Cash Management Trust of America                                 -               -               -       1,703,313
         Cooper Cameron Corporation Common Stock                          -               -               -      79,793,413
         Washington Mutual Investors Fund                                 -               -               -      34,342,045
         MFS Massachusetts Investors Growth A Fund                        -               -               -      27,095,921
         Fidelity Growth Company Fund                                     -               -               -       1,859,891
         State Street Bank S&P 500                                        -               -               -      23,431,470
         PIMCO Total Return Administrative Shares Fund                    -               -               -      37,329,286
         Franklin Balance Sheet Investment A Fund                20,827,351               -               -      20,827,351
         Lord Abbett Developing Growth A Fund                             -      11,815,487               -      11,815,487
         EuroPacific Growth Fund                                          -               -      15,341,145      15,341,145
   Investments at estimated fair value or contract value:
      Investment contracts                                                -               -               -       3,962,702
      INVESCO Group Trust for Employee Benefit Plans                      -               -               -      51,091,470
      Real estate                                                         -               -               -         238,788
                                                              -------------------------------------------------------------
   Total investments                                             20,827,351      11,815,487      15,341,145     309,512,240
                                                              -------------------------------------------------------------
Total assets                                                     20,827,351      11,815,487      15,341,145     312,967,341

Liabilities:
   Other payables                                                         -               -               -         151,260
   Net unsettled purchases of investments                                 -               -               -         219,387
                                                              -------------------------------------------------------------
Net assets available to participating plans                   $  20,827,351   $  11,815,487   $  15,341,145   $ 312,596,694
                                                              =============================================================

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation,
                             Buffalo, New York Plant

                    Notes to Financial Statements (continued)

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

                                                          COOPER        WASHINGTON                          MFS
                                                         CAMERON          MUTUAL          PRIMCO       MASSACHUSETTS
                                                          STOCK         INVESTORS      STABLE VALUE      INVESTORS     REAL ESTATE
                 DECEMBER 31, 2002                         FUND            FUND            FUND        GROWTH A FUND      FUND
                                                       ----------------------------------------------------------------------------
Assets:
   Cash                                                $     741,715   $           -   $           -   $           -  $           -
   Net unsettled sales of investments                         63,504               -               -               -              -
   Investments at fair value as determined by quoted
      market prices:
         Money market funds                                  207,964               -               -               -        608,745
         Cash Management Trust of America                          -               -       2,119,566               -              -
         Cooper Cameron Corporation Common Stock          83,466,086               -               -               -              -
         Washington Mutual Investors Fund                          -      25,461,905               -               -              -
         MFS Massachusetts Investors Growth A Fund                 -               -               -      21,587,483              -
         Barclays Global Investors Equity Index Fund               -               -               -               -              -
         PIMCO Total Return A Fund                                 -               -               -               -              -
         PIMCO Total Return Administrative Shares
            Fund                                                   -               -               -               -              -
         Fidelity Growth Company Fund                              -               -               -               -              -
         Franklin Balance Sheet Investment A Fund                  -               -               -               -              -
         Lord Abbett Developing Growth A Fund                      -               -               -               -              -
         EuroPacific Growth Fund                                   -               -               -               -              -
   Investments at estimated fair value or contract
      value:
      Investment contracts                                         -               -      27,320,820               -              -
      INVESCO Group Trust for Employee Benefit Plans               -               -      32,267,564               -              -
      Real estate                                                  -               -               -               -        238,788
                                                       ----------------------------------------------------------------------------
   Total investments                                      83,674,050      25,461,905      61,707,950      21,587,483        847,533
                                                       ----------------------------------------------------------------------------
Total assets                                              84,479,269      25,461,905      61,707,950      21,587,483        847,533

Liabilities:
   Net unsettled purchases of investments                    708,968               -               -               -              -
                                                       ----------------------------------------------------------------------------
Net assets available to participating plans            $  83,770,301   $  25,461,905   $  61,707,950   $  21,587,483  $     847,533
                                                       ============================================================================

                                                       BARCLAYS GLOBAL                   PIMCO TOTAL
                                                         INVESTORS                         RETURN
                                                        EQUITY INDEX    PIMCO TOTAL    ADMINISTRATIVE  FIDELITY GROWTH
                  DECEMBER 31, 2002                         FUND       RETURN A FUND    SHARES FUND     COMPANY FUND
                                                       ---------------------------------------------------------------
Assets:
   Cash                                                $           -   $           -   $           -   $            -
   Net unsettled sales of investments                              -               -               -                -
   Investments at fair value as determined by quoted
      market prices:
         Money market funds                                        -               -               -                -
         Cash Management Trust of America                          -               -               -                -
         Cooper Cameron Corporation Common Stock                   -               -               -                -
         Washington Mutual Investors Fund                          -               -               -                -
         MFS Massachusetts Investors Growth A Fund                 -               -               -                -
         Barclays Global Investors Equity Index Fund      19,851,519               -               -                -
         PIMCO Total Return A Fund                                 -      19,763,056               -                -
         PIMCO Total Return Administrative Shares
            Fund                                                   -               -      17,822,277                -
         Fidelity Growth Company Fund                              -               -               -        1,386,418
         Franklin Balance Sheet Investment A Fund                  -               -               -                -
         Lord Abbett Developing Growth A Fund                      -               -               -                -
         EuroPacific Growth Fund                                   -               -               -                -
   Investments at estimated fair value or contract
      value:
      Investment contracts                                         -               -               -                -
      INVESCO Group Trust for Employee Benefit Plans               -               -               -                -
      Real estate                                                  -               -               -                -
                                                       --------------------------------------------------------------
   Total investments                                      19,851,519      19,763,056      17,822,277        1,386,418
                                                       --------------------------------------------------------------
Total assets                                              19,851,519      19,763,056      17,822,277        1,386,418

Liabilities:
   Net unsettled purchases of investments                          -               -               -                -
                                                       --------------------------------------------------------------
Net assets available to participating plans            $  19,851,519   $  19,763,056   $  17,822,277   $    1,386,418
                                                       ==============================================================

                                                         FRANKLIN      LORD ABBETT
                                                       BALANCE SHEET    DEVELOPING
                                                        INVESTMENT A     GROWTH A      EUROPACIFIC
                 DECEMBER 31, 2002                         FUND            FUND        GROWTH FUND        TOTAL
                                                       ------------------------------------------------------------
Assets:
   Cash                                                $          -   $           -   $           -   $     741,715
   Net unsettled sales of investments                             -               -               -          63,504
   Investments at fair value as determined by quoted
      market prices:
         Money market funds                                       -               -               -         816,709
         Cash Management Trust of America                         -               -               -       2,119,566
         Cooper Cameron Corporation Common Stock                  -               -               -      83,466,086
         Washington Mutual Investors Fund                         -               -               -      25,461,905
         MFS Massachusetts Investors Growth A Fund                -               -               -      21,587,483
         Barclays Global Investors Equity Index Fund              -               -               -      19,851,519
         PIMCO Total Return A Fund                                -               -               -      19,763,056
         PIMCO Total Return Administrative Shares
            Fund                                                  -               -               -      17,822,277
         Fidelity Growth Company Fund                             -               -               -       1,386,418
         Franklin Balance Sheet Investment A Fund        14,252,382               -               -      14,252,382
         Lord Abbett Developing Growth A Fund                     -       6,818,756               -       6,818,756
         EuroPacific Growth Fund                                  -               -      10,406,841      10,406,841
   Investments at estimated fair value or contract
      value:
      Investment contracts                                        -               -               -      27,320,820
      INVESCO Group Trust for Employee Benefit Plans              -               -               -      32,267,564
      Real estate                                                 -               -               -         238,788
                                                       ------------------------------------------------------------
   Total investments                                     14,252,382       6,818,756      10,406,841     283,580,170
                                                       ------------------------------------------------------------
Total assets                                             14,252,382       6,818,756      10,406,841     284,385,389

Liabilities:
   Net unsettled purchases of investments                         -               -               -         708,968
                                                       ------------------------------------------------------------
Net assets available to participating plans            $ 14,252,382   $   6,818,756   $  10,406,841   $ 283,676,421
                                                       ============================================================

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation,
                             Buffalo, New York Plant

                    Notes to Financial Statements (continued)

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Investment income and net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold as well as held during the year) for the separate investment accounts of the Master Trust are as follows:

                                                            NET
                                                       APPRECIATION       INTEREST AND
YEAR ENDED DECEMBER 31, 2003                          (DEPRECIATION)        DIVIDENDS          TOTAL
                                                      ---------------------------------------------------
Cooper Cameron Stock Fund                             $    (4,883,170)   $         1,072  $    (4,882,098)
Fidelity Growth Company Fund                                  550,717                  -          550,717
PRIMCO Stable Value Fund                                            -          2,600,472        2,600,472
Scudder Institutional Equity 500 Index Fund                       (18)                 -              (18)
PIMCO Total Return A Fund                                     213,835            402,533          616,368
PIMCO Total Return Administrative Shares Fund                 (70,032)         1,401,322        1,331,290
Barclays Global Investors Equity Index Fund                 4,364,027                  -        4,364,027
Washington Mutual Investors Fund                            5,998,021            827,910        6,825,931
MFS Massachusetts Investors Growth A Fund                   4,956,525                  -        4,956,525
Franklin Balance Sheet Investment A Fund                    4,273,218            208,745        4,481,963
Lord Abbett Developing Growth A Fund                        2,921,328                  -        2,921,328
EuroPacific Growth Fund                                     3,442,061            158,298        3,600,359
Real Estate Fund                                                    -              3,338            3,338
State Street Bank S&P 500 Index Fund                          940,713                  -          940,713
                                                      ---------------------------------------------------
                                                      $    22,707,225    $     5,603,690  $    28,310,915
                                                      ===================================================

Administrative   expenses  paid  by  the  Master  Trust  and  allocated  to  the participating plans totaled $542,630 for the year ended December 31, 2003.

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation,
                             Buffalo, New York Plant

                    Notes to Financial Statements (continued)

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

PRIMCO STABLE VALUE FUND ("STABLE VALUE FUND")

The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts ("SICs") and in guaranteed investment contracts ("GICs"). The GICs are promises by insurance companies or banks to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. A bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are comprised primarily of a U.S. Treasury Note and 103-12 investment entities with a total fair value of $54,998,649 and $60,119,483 at December 31, 2003 and 2002,
respectively. The contract values of the SICs at December 31, 2003 and 2002, are $52,820,142 and $57,364,691, respectively.

Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 31, 2003, the interest crediting rates for all investment contracts range from 1.46% to 9.86%. At December 31, 2002, the interest crediting rates for all investment contracts range from 2.11% to 9.52%.

For 2003 and 2002, the average annual yield for the investment contracts in the Stable Value Fund was 4.16% and 5.06%, respectively. At December 31, 2003 and 2002, fair value of the investment contracts in the Stable Value Fund was estimated to be approximately 104% and 105% of contract value, respectively. Fair value of the GICs is estimated by discounting the weighted average of the Stable Value Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is based on the market value of the assets supporting the SICs.

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation,
                             Buffalo, New York Plant

                    Notes to Financial Statements (continued)

4. INCOME TAX STATUS

The Plan has been designed to meet the requirements of the Internal Revenue Code ("IRC") under Section 401(a) and, therefore, the related trust is exempt from taxation. A favorable determination letter was received from the Internal Revenue Service on September 3, 2002. Since receiving the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

                                                                                               2003
                                                                                          ---------------
Net assets available for benefits per the financial statements                            $    11,301,374
Amounts allocated to withdrawing participants                                                      (9,963)
                                                                                          ---------------
Net assets available for benefits per the Form 5500                                       $    11,291,411
                                                                                          ===============

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003, to Form 5500:

Benefits paid to participants per the financial statements                                $       262,688
Add: Amounts allocated to withdrawing participants at December 31, 2003                             9,963
                                                                                          ---------------
Benefits paid to participants per Form 5500                                               $       272,651
                                                                                          ===============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

                              Supplemental Schedule

                Individual Account Retirement Plan for Bargaining
                Unit Employees at the Cooper Cameron Corporation,
                             Buffalo, New York Plant

    Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions

                             EIN: 76-0451843 PN: 005

                          Year ended December 31, 2003

PARTICIPANT CONTRIBUTIONS                        TOTAL THAT CONSTITUTES NONEXEMPT
 TRANSFERRED LATE TO PLAN                             PROHIBITED TRANSACTIONS
 ------------------------                        ---------------------------------
          $100                                                 $100

Note: Delinquent participant contributions of $100 were corrected outside of the Voluntary Fiduciary Compliance Program in August 2003

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
BUFFALO, NEW YORK PLANT

/s/ Jane C. Schmitt
-----------------------------------------
By: Jane C. Schmitt
    Member of the Plan Administration
    Committee

Date:  June 28, 2004

                                 EXHIBIT INDEX

EXHIBIT         DESCRIPTION
-------         -----------
23.1            Consent of independent Registered Public Accounting Firm.